[redacted]

08005862

SUPPL

Johnson Matthey

November 4, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666346
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SEC
Mail Processing
Section

NOV 12 2008

Washington, DC
105

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**07 Oct 2008**
2.	**Notification of Transactions of Directors/Persons**	**16 Oct 2008**
3.	**Notification of Major Interests in Shares**	**15 Oct 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED

NOV 19 2008

THOMSON REUTERS

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
J N Sheldrick

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Share Nominees Limited

8. State the nature of the transaction:

Quarterly dividend reinvestment - PEP

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson 3
J N Sheldrick 33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.889

14. Date and place of transaction:

6 October 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	142,982
J N Sheldrick	119,415

16. Date issuer informed of transaction:

7 October 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
7 October 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	39
P N Hawker	39

D W Morgan	39
L C Pentz	36
J N Sheldrick	39
S Farrant	39
W F Sandford	39
I F Stephenson	39
N Whitley	39

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£10.0732

14. Date and place of transaction:

15 October 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,021
P N Hawker	15,852
D W Morgan	43,707
L C Pentz	19,195
J N Sheldrick	119,454

16. Date issuer informed of transaction:

16 October 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
16 October 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition of voting rights.

3 Full name of person(s) subject to the notification obligation:

Aviva plc and its subsidiaries

4 Full name of shareholder(s) (if different from 3.):

BNY Norwich Union Nominees Limited	2,253,145*
BT Globenet Nominees Limited	2,350*
Chase GA Group Nominees Limited	6,326,907*
Chase Nominees Limited	656,967*
CUIM Nominee Limited	1,525,739*
Triodos SICAV I Values Equity Fund	4,100*
Vidacos Nominees Limited	14,252*
* denotes direct interest	
BNP Paribas – London	59,620
Chase Nominees Limited	1,486,187
State Street Nominees Limited	713,184
Triodos Meerwaarde Aandelen Fonds	50,000
Triodos Meerwaarde Mixfonds	8,300
Vidacos Nominees Limited	378,000
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

14 October 2008

6 Date on which issuer notified:

15 October 2008

7 Threshold(s) that is/are crossed or reached:

4% to 5% change at Direct Interest Level

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 11,397,985

Number of voting rights: 11,397,985

Resulting situation after the triggering transaction:

Number of shares (direct): 10,783,460

Number of voting rights (direct): 10,783,460

Number of voting rights (indirect): 2,699,971

% of voting rights (direct): 5.02%

% of voting rights (indirect): 1.26%

Total voting rights: 13,483,431 shares (6.28%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

The voting rights are managed and controlled by Aviva Investors Global Services Limited & Delta Lloyd Asset Management NV , with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Delta Lloyd Asset Management NV:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva International Insurance Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Insurance Limited (wholly owned subsidiary of Aviva International Insurance Limited)
- Aviva International Holdings Limited (wholly owned subsidiary of Aviva Insurance Limited)
- CGU International Holdings BV (wholly owned subsidiary of Aviva International Holdings Limited)
- Delta Lloyd NV (majority owned subsidiary of CGU International Holdings BV)
- Delta Lloyd Asset Management NV (wholly owned subsidiary of Delta Lloyd NV)

The investments are administered by Commercial Union Trustees Limited, with the following chain of control:

Commercial Union Trustees Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Undershaft Limited (wholly owned subsidiary of Aviva Group Holdings

Limited)

- Commercial Union Trustees Limited (wholly owned subsidiary of Undershaft Limited)

PROXY VOTING:

10 Name of the proxy holder:

See Section 4

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information

14 Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

Contact Telephone Number:

020 7269 8461

END